                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934


                           Johnston Industries, Inc.
              ---------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.10 per share
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   479368102
              ---------------------------------------------------
                                (CUSIP Number)

                                                    Copy to:
   Jerry Zucker                                     H. Kurt von Moltke
   c/o The InterTech Group, Inc.                    Kirkland & Ellis
   Post Office Box 5205                             200 E. Randolph Drive
   North Charleston, South Carolina  29405          Chicago, Illinois 60601
   (803) 744-5174                                   (312) 861-2000

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 2, 1999
              ---------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)


                               Page 1 of 6 Pages

-----------------------                                  ---------------------
  CUSIP NO. 479368102                 13D                  Page 2 of 6 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    Jerry Zucker

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    PF, OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    1,166,900
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    -0-

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    1,166,900
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11    1,166,900


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 6 Pages

Item 1.   Security and Issuer.
          -------------------

          The class of equity security to which this Schedule 13D relates is the Common Stock ("Johnston Common Stock"), par value $.10 per share ("Share"), of Johnston Industries, Inc., a Delaware corporation ("Johnston" or the "Issuer"). The principal executive offices of Johnston are located at 105 Thirteenth Street, Columbus, Georgia 31901.

Item 2.   Identity and Background.
          -----------------------

          This Statement is being filed by Jerry Zucker (the "Reporting Person"), by virtue of his purchases of certain Shares and resulting beneficial ownership of greater than 5% of the outstanding Shares of the Johnston Common Stock.

          (a)  Names: The name of the Reporting Person is Jerry Zucker.

          (b) Business Address: The principal business address of Mr. Zucker is Post Office Box 5205, North Charleston, SC 29405.

          (c) Principal Occupation and the Name, Principal Business and Address of any Corporation or Organization: Mr. Zucker is the chief executive of The InterTech Group, Inc. and Polymer Group, Inc. The InterTech Group, Inc. invests in manufacturers of a wide and diverse variety of polymer and elastomer products. The principal business of Polymer Group, Inc., is the manufacture and marketing of non-woven and woven polyolefin products. The address of The InterTech Group, Inc. and Polymer Group, Inc. is Post Office Box 5205, North Charleston, SC 29405.

          (d) Criminal Proceedings: During the past five years, Mr. Zucker has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Securities Laws: During the past five years, Mr. Zucker has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship: Mr. Zucker is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Mr. Zucker has purchased an aggregate of 1,166,900 Shares for total consideration of $2,598,421.90. Such funds were provided in part from Mr. Zucker's personal funds and in part by margin account loans from Morgan Stanley Dean Witter extended in the ordinary course of business.

                               Page 3 of 6 Pages

Item 4.   Purpose of Transaction.
          ----------------------

          Mr. Zucker purchased the Shares for investment purposes. Mr. Zucker is continuing to review the performance of his investments and his investment alternatives. As part of his ongoing review of his investment in the Shares, Mr. Zucker may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions. Mr. Zucker may explore other alternatives with respect to his investment in the Shares, including but not limited to an extraordinary corporate transaction involving the Issuer, changes in the present Board or management of the Issuer, or changes in the Issuer's business or corporate structure.

          Although the foregoing reflects activities presently contemplated by Mr. Zucker with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that Mr. Zucker will take any of the actions referred to above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)  Amount Beneficially Owned:

               Mr. Zucker beneficially owns 1,166,900 Shares. Based on 10,721,872 Shares outstanding, Mr. Zucker beneficially owns 10.9% of the outstanding Shares.

          (b)  Number of Shares as to which Mr. Zucker has:

               (i)    Sole power to vote or to direct the vote:

                      1,166,900

               (ii)   Shared power to vote or to direct the vote:

                      -0-

               (iii) Sole power to dispose or to direct the disposition of:

                      1,166,900

               (iv) Shared power to dispose or to direct the disposition of:

                      -0-

          (c) Transactions Within the Past 60 Days: In the past 60 days, the following transactions have occurred involving Mr. Zucker.

                               Page 4 of 6 Pages


               Person Who Effected  Transaction     Number of      Price Per
                 the Transaction       Date      Shares Purchased    Share
               -------------------  -----------  ----------------  ---------
               Jerry Zucker         July 28          300,000*       $2.00
               Jerry Zucker         September 2      561,000         2.375
               Jerry Zucker         September 9       25,000         2.25
               Jerry Zucker         September 10      50,000         2.375
               Jerry Zucker         September 10       3,000         2.25
               Jerry Zucker         September 13       5,000         2.375

               * Purchases on this date consisted of five transactions, each at $2.00 per Share, in the following amounts:
                  150,000, 50,000, 40,000, 40,000 and 20,000 Shares.

               All purchases except the September 2 purchase of 561,000 shares were effected through unsolicited brokers' transactions on the New York Stock Exchange. The September 2, 1999 purchase of 561,000 shares was effected through a block trade in accordance with the rules of the New York Stock Exchange.

          (d) Right to Receive or Power to Direct: No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by any of the Reporting Persons.

          (e)  Date Reporting Person Ceased to be 5% Owner: Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          None.

Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

          None.

                               Page 5 of 6 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 13, 1999



                                       /S/ Jerry Zucker
                                       -------------------------------
                                       Print Name:  Jerry Zucker


                               Page 6 of 6 Pages